24001848

PUBLIC

SEC Mail Processing
NOV 25 2024
Washington, DC

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-28600

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/23 (MM/DD/YY) AND ENDING 09/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Searle & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 Greenwich Avenue
(No. and Street)

Greenwich,	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Searle	(203) 869-4800	rsearle@searleco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 AVENUE OF THE STARS #800	CENTURY CITY,	CA	90067
(Address)	(City)	(State)	(Zip Code)

SEPTEMBER 15, 2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Robert Searle, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Searle & Co., Inc., as of 9/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

VIRGINIA GRAY
NOTARY PUBLIC
MY COMMISSION EXPIRES 11/30/25

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Searle & Co., Inc.

Financial Statement

For the Year Ended September 30, 2024

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Searle & Co., Inc.
Statement of Financial Condition
September 30, 2024

Assets

Cash	$	591,596
Marketable securities, at fair value		6,945,910
Receivable from clearing broker		2,773,528
Deposit with clearing broker		125,000
Accounts receivable		81,100
Deposits and other assets		695
Total assets	$	10,517,829

Liabilities and Stockholder's Equity

Liabilities

Commissions payable	$	565,563
Payable to clearing broker		16,244
Total liabilities		581,807
Commitments and contingencies		
Stockholder's equity		
Common stock, $1 par value, 2,500 shares authorized, 900 shares issued and outstanding		900
Retained earnings		9,935,122
Total stockholder's equity		9,936,022
Total liabilities and stockholder's equity	$	10,517,829

The accompanying notes are an integral part of these financial statements.

Searle & Co., Inc.
Notes to Financial Statements
September 30, 2024

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Searle & Co., Inc. (the "Company") was incorporated in the state of Connecticut on November 22, 1982. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Regulatory Board ("MSRB"). The Company operates two lines of business from separate locations. It provides brokerage services from its Connecticut office to customers who are predominately small and middle-market businesses and upper and middle-income individuals. Its suburban Philadelphia office provides investment and reporting services for Federal Housing Administration assisted properties.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. There were no cash equivalents as of September 30, 2024.

Receivable from clearing broker includes commissions earned on securities transactions, and proprietary trading proceeds. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectable accounts are immaterial.

Accounts receivable consist of fees due from customers and are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments -- Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in the Statement of Income.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company recognizes revenue when the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) an established sales price has been set with the customer; 4) collection of the sale revenue from the customer is reasonably assured; and 5) no contingencies exist. Delivery is considered to have occurred when the customer assumes the risk and rewards of ownership.

The Company earns commissions on client transactions in equity securities, debt securities, and other exchange traded products. Commission revenue and related clearing expenses are recorded on a trade-date basis.

The Company also earns 12b-1 fees by referring client transactions in mutual fund products. 12b-1 revenue for these types of transactions is recognized in the period earned when the performance obligation is satisfied. 12b-1 revenue is typically collected during the period earned (trade date or settlement date, or under the terms of the contract or subscription or agreement).

The Company earns advisory fee income for investment advisory services performed in accordance with customer agreements. Under agreed terms, these fees are billed based on a predetermined percentage of assets under management and collected monthly or quarterly. The Company recognizes this income as its investment advisory services obligations are performed.

The Company also earns fee income for capital raising, advisory and consulting services in accordance with the terms of customer engagement agreements. These fees are typically billed monthly, which corresponds to the completion of its performance obligations.

Trading gains and losses, unrealized gains and losses and related clearing expenses are recorded on a trade date basis and gross basis.

Interest income is recognized as earned per stated terms, subject to collectability being reasonably assured. Dividend income is recognized when the dividends are declared and when the right to receive payment is established.

Property and equipment are stated at cost, net of depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized and depreciated using the straight-line method. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company has an operating lease for office space not subject to ASC 842, according to the short-term lease exemption.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

With the consent of its shareholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the shareholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Advertising costs are expensed as incurred.

Note 2: RECEIVABLE FROM CLEARING BROKER

The Company has a brokerage agreement with Pershing LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the clearing agreement, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts. As of September 30, 2024, the Company had a receivable from Clearing Broker of $2,773,528 of which $1,592,956 is the Company's cash balance held in the investment account. All amounts due to the Company from the Clearing Broker are pursuant to their clearance agreement.

Note 3: DEPOSIT WITH CLEARING BROKER

The Clearing Broker has custody of the Company's clearing deposit which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2024 was $125,000.

Note 4: MARKETABLE SECURITIES, AT FAIR VALUE

Marketable securities, at fair value consist of equity securities and municipal securities. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At September 30, 2024, these securities are carried at their fair market value of $6,945,910.

Note 5: PAYABLE TO CLEARING BROKER

As discussed in the Receivable from Clearing Broker (Note 2), the Company conducts securities transactions in its proprietary account at the Clearing Broker on margin. Payable to Clearing Broker at September 30, 2024, was $16,244.

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

The Company complies with FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (CONTINUED)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities.

The condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on the recurring basis as of September 30, 2024:

Assets	**Fair Value**	**Level 1 Inputs**	**Level 2 Inputs**	**Level 3 Inputs**
Corporate stocks	$ 5,357,867	$ 5,357,867	$ -	$ -
Preferred stocks	100,647	100,647	-	-
Government & Muni bonds	1,194,996	-	1,194,996	-
Debt and other securities	292,400	292,400	-	-
Total Assets	$ 6,945,910	$ 5,750,914	$ 1,194,996	$ -

Liabilities	**Fair Value**	**Level 1 Inputs**	**Level 2 Inputs**	**Level 3 Inputs**
	$ -	$ -	$ -	$ -
Total Liabilities	$ -	$ -	$ -	$ -

Valuation of Securities at Fair Value - Valuation Techniques

Corporate and Preferred Stocks

The Company values securities that are freely tradable and are listed on a national securities exchange at their last sales prices as of the last business day of the year.

Government and Municipal (Muni) Bonds

The fair value of government and municipal bonds is estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. Government and municipal bonds are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Debt and Other Securities

The fair value of debt and other securities are estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. Debt and other securities are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Note 7: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporation tax status; therefore, no federal income tax provision is reported.

The Company is required to file income tax returns in both federal and state tax jurisdictions and is subject to state and local taxes. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and local purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of September 30, 2024, the taxing authorities have not proposed any adjustments to the Company's tax position and the Company does not have any uncertain tax positions as of the year then ended.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Computer Software	$ 118,531	5-7
Leasehold improvements	11,922	5-15
Total cost of property and equipment	130,453	
Less: accumulated depreciation	(130,453)	
Property and equipment, net	$ -	

The Company's property and equipment were fully depreciated for the year ended September 30, 2024.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending September 30, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank and investment accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2024, the cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts. Management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 12: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

Note 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2024, the Company had net capital of $8,927,862 which was $8,827,862 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($565,563) to net capital was 0.06 to 1, which is less than the 15 to 1 maximum allowed.

SEARLE & CO

333 GREENWICH AVENUE
GREENWICH, CT 06830
MEMBERS FINRA/SIPC

November 22, 2024

DCPA
2121 Avenue of the Stars #800
Century City, CA 90067

This representation letter is provided in connection with your audit of the financial statements of Searle & Co., Inc., which comprise the statement of financial condition as of September 30, 2024, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes and Schedules I and II (collectively referred to as the "financial statements"), for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of November 22, 2024, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated July 10, 2024, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions, including any side agreements, with related parties.
    - Additional information that you have requested from us for the purpose of the audit.
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
    - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meetings held were: n/a.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or pledged to secure assets loaned pursuant to subordinated agreements
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB ASC 275, Risks and Uncertainties.*
- We have requested but did not obtain the service auditor's report from our service organization Pershing LLC. We have reviewed prior year's report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended September 30, 2024.

- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements, implicit provisions, unstated customary business practices, or other arrangements (either written or oral) that have not been disclosed to you.
- The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We have identified all accounting estimates that could be material to the financial statements, and we confirm the appropriateness of the methods and the consistency in their application, the accuracy and completeness of data, and the reasonableness of significant assumptions used in developing the accounting estimates reported in the financial statements.
- We understand and acknowledge our responsibility for the fair presentation of the Schedules I, II and III in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Schedules I, II and III, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the have not changed from those used in the prior period. The form and content of Schedules I, II and III complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended September 30, 2024 or through November 22, 2024.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3 3 and/or maintaining the requirements to file an exemption report under footnote 74 of SEC Release No. 34-70073, *Broker-Dealer Reports*, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule." Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at September 30, 2024 to meet the SEC's objectives. There have been no significant changes in internal control since September 30, 2024.
- We acknowledge our responsibility for compliance with the identified exemption provisions and/or whether the Company met the requirements to file an exemption report under footnote 74 of SEC Release No. 34-70073, *Broker-Dealer Reports*, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" throughout the year, and our assertions, the Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii). The Company met the identified exemption

provision without exception. In addition, the Company's other business activity including advisory and consulting services are in compliance with the non-covered firm provision of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and the Company did not identify any exceptions to these assertion. These assertions are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions, compliance functions, and other auditors concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 and/or met the requirements to file an exemption report under footnote 74 of SEC Release No. 34-70073, *Broker-Dealer Reports*, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" at all times during the year ended September 30, 2024 and through November 22, 2024.
- Net capital computations prepared by us during the period October 01, 2023 through November 22, 2024 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies or material weaknesses at September 30, 2024 or during the period October 01, 2023 through November 22, 2024, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature:

____

Title: President

Assertions Regarding Exemption Provisions

We, as members of management of Searle & Co., Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of SEA Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii) as the Company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers. The Company is also in compliance as a non-covered firm covered under the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company provides advisory and consulting services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

The Company met the identified exemption provisions and was in compliance with the non-covered firm provisions, without exception, throughout the most recent fiscal year ended September 30, 2024.

Searle & Co., Inc.

By:



(Robert Searle, President)